SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of August, 2004

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a press release published by Banco de Chile on August 4, 2004, regarding its results for the Second Quarter ended June 30, 2004.

www.bancochile.cl

Santiago, Chile, August 4, 2004 Banco de Chile (NYSE: BCH) , a Chilean full service financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced results for the second quarter ended June 30, 2004.

FINANCIAL HIGHLIGHTS

  Net income for the 2Q04 was Ch$ 44,486 million, an increase of 25.4% compared to 2Q03.

  The Bank's ROAE reached a record level of 29.5% during 2Q04.

  Fee income grew by 18.9% compared to 2Q03.

  The efficiency ratio improved to 45.5% in 2Q04.

  The Bank's loan portfolio increased by 4.4% over the last twelve-month period.

Selected Financial Data	2Q03	1Q04	2Q04	% Change 2Q04 / 2Q03

Income Statement (Millions, Chilean pesos)
Net Financial Income	85,258	72,793	91,870	7.8%
Income from Services	24,168	29,595	28,733	18.9%
Gains on Sales of Financial Instruments	3,016	5,462	1,081	(64.2)%

Operating Revenues	112,442	107,850	121,684	8.2%
Provisions for Loan Losses	(17,022)	(14,658)	(18,648)	9.6%
Total Operating Expenses	(56,073)	(56,019)	(55,383)	(1.2)%
Net Income	35,487	38,388	44,486	25.4%

Earnings per Share (Chilean pesos)
Net income per Share	0.52	0.56	0.67	25.4%
Book value per Share	9.39	8.93	9.03	(6.2)%

Balance Sheet (Millions, Chilean pesos)
Loan Portfolio	6,271,194	6,432,807	6,546,302	4.4%
Total Assets	9,342,179	9,687,922	9,566,505	2.4%
Shareholders' Equity	638,948	608,542	599,368	(6.2)%

Profitability
ROAA	1.56%	1.63%	1.84%
ROAE	22.4%	21.8%	29.5%
Net Financial Margin	4.1%	3.5%	4.3%
Efficiency ratio	49.9%	51.9%	45.5%
Asset Quality
Past Due Loans / Total Loans	2.32%	1.69%	1.47%
Allowances / Total Loans	3.29%	2.80%	2.46%
Allowances / Past Due Loans	141.6%	166.0%	167.2%
Capital Adequacy
Total Capital / Risk Adjusted Assets	13.6%	13.2%	12.1%

2004 Second Quarter Results

Second Quarter 2004 Highlights

The Bank

  Strong Second Quarter performance led to a 29.5% ROAE. The 2Q04 results represented Banco de Chile's second consecutive quarter of record net income, mainly driven by higher operating revenues and the continued expense control, which allowed the Bank to once again improve its efficiency, thus reaching record figures of 45.5% and 29.5% for the efficiency and ROAE ratios, respectively.

  Loan portfolio. As of June 30, 2004 , the Bank's loan portfolio, net of interbank loans, totaled Ch$6,494,682 million, representing an annual and quarterly growth of 4.0% and 1.8%, respectively, The annual expansion has been focused in the most profitable products and segment such as retail banking and middle market companies. The Bank reached an 18.0% market share as of June 30, 2004 .

  Increased market share in checking accounts. The Bank's volume in checking accounts expanded by 16.7% in the last twelve months, mainly due to the positive impact of the low interest rates prevailing in the Chilean economy coupled with the efforts made by the Bank towards gaining market share. Accordingly, as of June 30, 2004 , Banco de Chile attained a 21.8% market share compared to 20.8% posted a year ago.

  Outlook revised to positive. During 2Q04, Standard & Poor's Rating Services affirmed the Bank's A-/A2 foreign and local currency credit ratings and changed the outlook from stable to positive due to the improvement in the Bank's overall business and financial profile. This positive outlook reflects the Bank's prominent position, the successful merger process, its conservative credit policies and its healthy profitability. In addition, Feller Rate and Fitch Ratings affirmed theirs AA+ local ratings on the Bank's long-term deposits with a stable outlook.

  Repurchase program. During this quarter, the Bank concluded the Ch$52.7 billion share repurchase program launched on March 26, 2004 , offering Ch$31 per share.

  Banco de Chile received authorization from the US Federal Reserve Board (FED) to expand its banking operations in Miami , Florida from that of an agency to a branch. As a consequence, the Bank will be able to enhance the products and services offered to the US residents such as non-insured wholesale deposits.

  Banco de Chile targets Asian market with a new subsidiary. The Bank decided to expand its international business by incorporating a new subsidiary, Banchile Trade Services Limited, in Hong Kong to act as its trade finance entity in Asia. Banco de Chile seeks to offer a more complete foreign trade service as roughly 45% of all letters of credits issued by Chilean banks have Asian counterparts, trend that will continue as Chile has recently signed a free trade agreement with South Korea.

  Banchile General Administrator of Funds launched three new mix mutual funds in dollars . Our subsidiary Banchile General Administrator of Funds continues developing and introducing innovative mutual fund products to better serve the investment needs of our customers. During this quarter three new mutual funds named “Global Dollar Fund”, “U.S. Dollar Fund” and “Emerging Dollar Fund”, oriented to global and emerging markets, were launched broadening therefore the investment alternatives in dollars in countries and companies related to the most dynamic sectors with attractive levels of growth.

  Participation on a new successful local placement of long term bonds issued by Metro de Santiago. During the quarter the Bank's Financial and Corporate Divisions together with Banchile Stock Brokerage Subsidiary structured and placed a 25 year bond for an amount of approximately US$125 million issued by Metro de Santiago for the purpose of financing the extension of the lines of the urban train in Santiago .

  Successful progress in the Neos Project. The Bank successfully concluded the first phase of the Enterprise Resource Planning (ERP) application, a powerful integrated solution for the administration of the Bank's resources. “NEOS” is a long term initiative which implies the implementation of new ERP, Customer Relationship Management (CRM), Core System and Business Intelligence platforms.

2004 Second Quarter Results

Financial System Highlights

  The Chilean Financial System reached a net income of Ch$157,722 million during 2Q04, which represented a 19.0% and 0.2% decrease compared to the previous quarter and the 2Q03, respectively. It is worth mentioning that during 1Q04 significant mark to market and trading earnings were obtained from the investment portfolio sale of Central Bank instruments, as the medium and long term local interest rates decreased between 50 to 70 basis points approximately during that quarter. Net income for the 2Q04 resulted in a system's ROAE of 15.3% slightly lower than the 15.6% registered in 2Q03.

  Total loan portfolio , net of interbank loans as of June 2004 totaled US$54,996 million, an annual and quarterly expansion of 8.4% and 2.6%, respectively. The upward trend showed by the loan portfolio has been mainly driven by consumer and mortgage loans, as the Financial System has encouraged the demand of individuals, since this segment has a high growth potential influenced in part by the low interest rates prevailing in the market and the improvement of the economy. On the other hand, factoring contracts oriented principally to middle market companies increased importantly, while commercial loans that had remained subdued are also picking up as the economy recovers.

2004 Second Quarter Results

Banco Chile 2004 Second-Quarter Consolidated Results

NET INCOME

The Bank's overall performance for the 2Q04 improved importantly compared to the equivalent quarter of last year and, in addition, hit record highs obtained in the previous quarter. As a consequence consolidated net income totaled a record amount of Ch$44,486 million in the 2Q04, compared to the Ch$35,487 million for the 2Q03. This 25.4% growth was mainly a result of higher operating income and, to a lesser extent, to higher recoveries of loans.

The 2Q04 net income outperformed by 15.9% the figure reported in the previous quarter, principally due to an important increase recorded in the net financial income fostered, to a large extent, by the higher inflation rate experienced during 2Q04. Also the 2Q04 net income was once again positively impacted by higher recoveries of loans previously charged-off and a tight cost control. However, these positive effects were partially offset by lower gains on sales of financial instruments .

Reflecting Banco de Chile's increased 2Q04 results, its annualized return on average assets (ROAA) and annualized return on average shareholders' equity (ROAE) reached 1.84% and 29.5%, respectively, higher than the financial system's comparable figures of 1.08% and 15.3%, for the same period.

Banco de Chile's subsidiaries accounted for Ch$5,341 million during 2Q04 compared to Ch$4,760 million in 2Q03. These good results were led by the General Administrator of Funds, Stock Brokerage, Insurance Brokerage and Factoring companies.

Bank, Subsidiaries and Foreing Branche's Net Income
(in millions of Chilean pesos)	2Q03	1Q04	2Q04	% Change 2Q04 / 2Q03

Bank	26,837	31 ,295	38,755	44.4%
Foreign Branches	3,890	1,242	390	(90.0)%
Stock Brokerage	2,373	2,002	1,952	(17.7)%
Gral Adm. of Funds	1,277	2,067	2,128	66.6%
Insurance Brokerage	124	363	203	63.7%
Financial Advisory	618	810	438	(29.1)%
Factoring	439	781	494	12.5%
Securitization	(20)	19	26	-
Promarket	(104)	3	16	-
Socofin	53	(194)	84	58.5%

Total Net Income	35,487	38,388	44,486	25.4%

The General Administrator of Fund's enhanced performance during 2Q04 was the result of boosted sales, product innovation and favorable market conditions. It is worth mentioning, that this subsidiary has recorded an annual increase of 40.1% in the number of participants and 31.0% in the average funds under management. The Stock Brokerage Subsidiary also contributed importantly to the 2Q04 Bank's net income as the traded stock volumes continued increasing. However, the slight decrease in its result was mainly related to lower earnings obtained in foreign currency trading as a result of lower trading volumes. The Factoring Subsidiary has more than doubled its loan portfolio in terms of volume during the last twelve months thus obtaining higher net income. The 2Q04 Factoring net income figure was adversely impacted by the increase in the inflation rate as most of its assets denominated in nominal chilean pesos were financed by interest bearing liabilities denominated in UF. Conversely, the negative inflation during the previous quarter implied significant earnings for the same concept, resulting in a higher 1Q04 net income. The increase in the Insurance Brokerage's net income compared to the 2Q03 was mainly associated to higher fee income. The Financial Advisory subsidiary reported a decline in its net income during 2Q04 compared to the previous quarter mainly due to the extraordinary fees related to the structuring of syndicated loans during 1Q04.

Lower net income coming from the Bank's foreign branches was mainly related to non-recurring earnings obtained on sales related to Argentinean securities held by the New York branch during 2Q03 and to higher provisions established in these branches related on the one hand to a quarterly expansion of 65.4% in its loan portfolio, as the Bank maintains a conservative credit policy for branches abroad (minimum allowances of 0.75% of the loan) and, on the other hand, to higher exposure in Mexico which implied higher country risk allowances.

2004 Second Quarter Results

NET FINANCIAL INCOME [1]

Net financial income increased to Ch$91,870 million for the second quarter of 2004 from the Ch$85,258 million in the second quarter of 2003 or Ch$72,793 million in 1Q04, mainly benefited from a 16 and 76 basis points increase in net financial margin1 , respectively, and a 3.7% growth in average interest earning assets.

Net Interest Revenue
(in millions of Chilean pesos)	2Q03	1Q04	2Q04	% Change 2Q04 / 2Q03

Interest revenue	134,953	115,338	162,812	20.6%
Interest expense	(70,197)	(31,314)	(64,269)	(8.4)%
Foreign Exchange
transaction, net	20,502	(11,231)	(6,673)	-

Net Financial Income	85,258	72,793	91,870	7.8%

Avg. Int. earning assets	8,308,715	8,309,320	8,616,260	3.7%
Net Financial Margin[2]	4.1%	3.5%	4.3%	-

The increase in average interest earning assets during 2Q04 relative to 2Q03 and 1Q04 was mainly fueled by consumer, contingent, foreign trade and other outstanding loans as well as by financial investments.

Net financial margin during 2Q04 was positively impacted by:

  A higher inflation rate, measured by the variation of the UF2 which was 1.2% in 2Q04 compared to 1.0% in 2Q03 or a negative 0.6% in 1Q04, which implied that during the 2Q04 the Bank earned higher interest income on the portion of interest earning assets denominated in UF financed by interest bearing liabilities denominated in nominal Chilean pesos and by non-interest bearing liabilities.

  An increase in lending spreads, as a consequence of the commercial efforts to increase higher yield products such as consumer loans, lease contracts and commercial loans.

  A better funding mix, reflected in the improvement of the ratio of interest bearing liabilities to interest earning assets which declined to 71.8% in 2Q04 from 72.3% in 1Q04 or 72.9% in 2Q03.

It is worth noting that this effect was partially offset by higher repricing benefits during 1Q04, since the Bank's interest bearing liabilities have a shorter repricing period than the interest earning assets and, the Chilean Central Bank cut its short-term reference interest rate for monetary policy by 100 basis points (from 2.75% to 1.75% in January 2004).

INCOME FROM SERVICES, NET

Fee income remained strong during 2Q04 amounting Ch$28,733 million compared to Ch$24,168 million in 2Q03. This 18.9% increase between both quarters was largely the result of higher fees related to (i) insurance products, (ii) mutual funds, (iii) credit cards, mainly fueled by several promotional campaigns oriented to high-income individuals, (iv) demand deposits and overdrafts as the number of current accounts have increased by 6.0% during the year and, (v) debit accounts and ATMs.

Subsidiaries' contribution to total fees remained flat in terms of percentage, reaching a 36% in both quarters, as the better performance attained by most of them was partially offset by lower fees recorded by the Financial Advisory company, as its business is more volatile.

The quarterly decrease in 2Q04 of 2.9% in fee income was mainly due to higher fees paid to the Bank's sales force and higher cobranding related payments and due to a high comparable fee income base during 1Q04, mainly related to the Financial Advisory, Insurance and Stock Brokerage Subsidiaries, quarter that showed the best performance within the last two years. On the other hand, during 2Q04 the Administrator of Funds and the Collection subsidiary improved once again their performances.

________________________
1	Net financial income divided by average interest earning assets.
2	The UF is an accounting unit which is linked to the Chilean CPI, and changes daily to reflect fluctuations in the index over the previous month.

2004 Second Quarter Results

In terms of fees over average loans, this ratio reached 1.7% in 2Q04 compared to 1.5% in 2Q03 or 1.9% in 1Q04.

Income from Services, net by Company
(in millions of Chilean pesos)	2Q03	1Q04	2Q04	% Change 2Q04 / 2Q03

Bank	15,131	18,574	17,389	14.9%
General Adm. of Funds	3,088	4,083	4,565	47.8%
Financial Advisory	859	1,021	680	(20.8)%
Insurance Brokerage	617	1,038	896	45.2%
Stock Brokerage	1,961	2,349	1,859	(5.2)%
Factoring	78	138	144	84.6%
Socofin	2,159	1,927	2,243	3.9%
Securization	12	60	73	508.3%
Promarket	0	0	3	-
Foreign Branches	263	405	881	235.0%

Total Income from services, net	24,168	29,595	28,733	18.9%

GAINS ON SALES OF FINANCIAL INSTRUMENTS, NET

Gains on sales of financial instruments for the second quarter of 2004 was Ch$1,081 million, a 64.2% decrease compared to the Ch$3,016 million for the second quarter of 2003, mainly due to higher earnings obtained from the sale of Argentinean corporate securities booked in the New York branch in 2Q03.

Regarding the decrease in gains on sales of financial instruments during 2Q04 related to the prior quarter, it was mainly a consequence of higher earnings obtained in 1Q04 from both the sale and mark to market of Central Bank instruments, as interest rates decreased between 50 to 70 basis points during that quarter.

PROVISIONS

Provisions amounted to Ch$18,648 million in the second quarter of 2004 representing approximately 1.13% of average loans (on an annualized basis). This increase was mainly related to the manufacturing and to the transport and telecommunication sectors and, also, to the already mentioned expansion in the loan portfolio and exposure in Mexico of our New York branch which implied the establishment of higher allowances due to required country risk provisions.

The significant amount of charge-offs during the 2Q04, were primarily related to two clients that were previously provisioned and implied a net effect of approximately Ch$1,000 million in provisions for loan losses. However, at the same time, the Bank recorded interest revenue associated to these clients which more than offset the effect in provisions.

Accordingly, the ratio of charge-offs to average loans increased to 2.17% in 2Q04 from 1.03% in 1Q04. Recoveries to average loans increased, as well, to 0.49% from 0.39%, in the same periods.

Allowances and Provisions
(in millions of Chilean pesos)	2Q03	1Q04	2Q04	% Change 2Q04 / 2Q03

Allowances
Allowances at the beginning of each period	215,373	180,826	180,045	(16.4)%
Price-level restatement	(1,646)	973	(2,270)	37.9%
Charge-off	(24,539)	(16,412)	(35,687)	45.4%
Provisions for loan losses established, net	17,022	14,658	18,648	9.6%
Allowances at the end of each period	206,210	180,045	160,736	(22.1)%
Provisions

Provisions	(17,022)	(14,658)	(18,648)	9.6%

Ratios

Allowances / Total loans	3.29%	2.80%	2.46%
Provisions, net / Avg. Loans	0.70%	0.53%	0.64%
Provisions / Avg. Loans	1.07%	0.92%	1.13%
Charge-offs / Avg. Loans	1.55%	1.03%	2.17%
Recoveries / Avg. Loans	0.37%	0.39%	0.49%

2004 Second Quarter Results

OTHER INCOME AND EXPENSES

Total Other Income and Expenses increased to Ch$6,098 million in 2Q04 from Ch$3,146 million in 2Q03 and Ch$3,315 million in 1Q04, primarily due to higher recoveries of loans previously charged off, which amounted to Ch$8,130 million in 2Q04 compared to Ch$5,938 million in 2Q03 or Ch$6,178 million in 1Q04.

OPERATING EXPENSES

Total operating expenses reached Ch$55,383 million during the second quarter of 2004, compared to Ch$56,073 million for the 2Q03 or Ch$56,019 million for the 1Q04.

The 1.2% decrease in overall operating expenses during 2Q04 compared to the year earlier same quarter was principally driven by lower administrative and other expenses and, to a lesser extent, to a decline in depreciation and amortization expenses.

Personnel salaries and expenses increased between the analyzed quarters mainly as a consequence of an increase in variable income in line with the better results obtained by the Bank and its subsidiaries during 2004. In addition, the Bank has experienced a headcount increase of 300 employees during the year as a consequence of increased volumes business mainly in the Stock Brokerage, and, the strengthening of the mortgage business area within the individual banking.

Administrative expenses dropped by 9.4% as a result of the Bank’s strict cost control which resulted in an overall expense reduction.

The 2Q04 operating expenses declined by 1.1% compared to the previous quarter mainly due to lower administrative expenses as personnel salaries remained flat and depreciation and amortization increased slightly.
As a result of a permanent focus on cost control, the Bank has been able to attain significant progress towards efficiency. In accordance, the efficiency ratio improved to 45.51% in 2Q04 from 49.87% in 2Q03, led by an 8.2% increase in operating revenues and a 1.2% decline in operating expenses.

Operating Expenses
(in millions of Chilean pesos)	2Q03	1Q04	2Q04	% Change 2Q04/2Q03

Personnel salaries and expenses	(29,811)	(31,847)	(31,847)	6.8%
Administrative and other expenses	(21,671)	(20,394)	(19,630)	(9.4)%
Depreciation and amortization	(4,591)	(3,778)	(3,906)	(14.9)%

Total operating expenses	(56,073)	(56,019)	(55,383)	(1.2)%

Efficiency Ratio*	49.9%	51.9%	45.5%	-
Efficiency Ratio**	45.8%	48.4%	42.3%

*  Operating expenses/Operating revenues
**  Excludes depreciation and amortization

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$4,505 million in 2Q04 compared to Ch$2,041 million during the 2Q03, mainly due to the increase in the inflation rate used for adjustment purposes from 0.7% in 2Q03 to a 1.3% in 2Q04.

INCOME TAXES

During the second quarter of 2004, the Bank’s income taxes totaled Ch$4,760 million, representing an effective tax rate of 9.7%.

2004 Second Quarter Results

LOAN PORTFOLIO

As of June 30, 2004, the Bank’s loan portfolio, net of interbank loans, totaled Ch$6,494,682 million, a 1.8% and 4.0% quarterly and annual growth, respectively. These moderate increases are consequence of both the Bank’s prudent approach to low spread long term corporate loans and the effort of the Bank to focus in higher yield segments.

The annual loan portfolio expansion was principally concentrated in other outstanding loans, consumer loans and contingent loans. However, foreign trade loans and lease contracts also showed a positive performance during the last twelve-months, reaching its peak in terms of volumes during this quarter.

Other outstanding loans’ growth responded principally to the Bank’s emphasis in expanding residential mortgage loans financed by the Bank’s general borrowings instead of mortgage loans financed by mortgage bonds in order to improve the loan mix. The first ones increased by approximately 46.7% during the last twelve-months which totally offset the 11.9% decline in mortgage loans in the same period. In addition, factoring contracts, accounted as other outstanding loans, have registered a buoyant 135% growth in terms of volume during the year.

Consumer loans have shown an important recovery within the last twelve months. The reactivation of these loans is mainly attributable to several key factors such as the historical low level of interest rates, the more favorable economic outlook and the Bank’s focus in increasing this higher yield product through different promotional campaigns encouraging mainly the usage of credit cards. In addition, the Bank is focusing its lending efforts towards the expansion of consumer loans to lower-middle income sector customers. Accordingly, as we mentioned in the previous release the Bank already made a transformation of the consumer credit division and launched the new brand name called “Banco Credichile”. Additionaly and in line with the Bank’s strategic plan of increasing its presence in the individual segment, loans to high-income individuals increased by 12.2% during the last twelve months while loans to lower-middle income individuals rose by 9.7% during the same period.

Contingent loans’ growth has been mainly related to the financial service and the trade sectors during the last twelve-months. In particular, the expansion recorded in these loans during 2Q04 was mainly related to an issuance of a performance bond in favor of a mutual fund launched by Banchile General Administrator of Funds and to performance bonds related to the construction sector.

As commercial loans are concerned, they represent one of the primary focus of the Bank’s lending activities with an approximately 40% share of total loans in terms of volume. However, these loans have remained almost flat in part due to the slow demand recovery and also due to management’s decision not to follow aggressive pricing strategies in corporate lending.

Loan Portifolio
(in millions of Chilean pesos)	June 03	March 04	June 04	% Change 12-months	% change 2Q04/1Q04

Commercial Loans	2,671,230	2,674,445	2,632,581	(1.4)%	(1.6)%
Mortgage Loans [1]	1,169,790	1,094,077	1,031,097	(11.9)%	(5.8)%
Consumer Loans	517,661	624,253	637,235	23.1%	2.1%
Foreign trade Loans	686,946	635,547	703,318	2.4%	10.7%
Contingent Loans	409,626	443,310	492,297	20.2%	11.1%
Others Outstanding Loans[23]	375,714	514,740	595,876	58.6%	15.8%
Leasing Contracts	270,447	285,618	306,129	13.2%	7.2%
Past-due Loans	145,680	108,465	96,149	(34.0)%	(11.4)%
Total Loans, net	6,247,094	6,380,455	6,494,682	4.0%	1.8%
Interbank Loans	24,100	52,352	51,620	114.2%	(1.4)%

Total Loans	6,271,194	6,432,807	6,546,302	4.4%	1.8%

[1]	Mortgage loans financed by mortgage bonds.
[2]	Includes mortgage loans financed by the Bank's general borrowings.
[3]

According to the new guidelines dictated by the Superintendency of Banks, credit lines and overdrafts accounted as other outstanding loans were reclassified as consumer loans and commercial loans in 1 Q04. The information for the prior quarters was reclassified for comparative purposes.

2004 Second Quarter Results

Past Due Loans
(in millions of Chilean pesos)	June 03	March 04	June 04	% Change 12-months	% change 2Q04/1Q04

Commercial loans	128,170	92,754	78,890	(38.4)%	(14.9)%
Consumer loans	4,141	3,467	3,505	(15.4)%	1.1%
Residential mortgage loans	13,369	12,244	13,754	2.9%	12.3%

Total Past Due Loans	145,680	108,465	96,149	(34.0)%	(11.4)%

Past due loans experienced an annual contraction of 34.0% reaching Ch$96,149 million as of June 30, 2004. It is worth mentioning that the decrease trend in past-due loans is in part due to the important amounts of charge-off loans accounted during the last twelve-months. Regarding the increase in past-due coming from residential mortgage loans, it responded to the Bank’s decision of strengthening its collection process.

FUNDING

Total liabilities increased by 3.0% during the last twelve-months, fueled by both non-interest bearing liabilities and interest bearing liabilities.

The increase in non-interest bearing liabilities was mainly attributable to the positive performance shown by checking accounts, which increased by 6.0% during the last twelve-months influenced, in part, by the historic low interest rates which prevailed in the economy and by the 10.2% growth recorded in other liabilities, mainly related to contingent obligations as response to the expansion in contingent loans.

Concerning the annual increase in interest bearing liabilities, it was mainly driven by higher volumes in repurchase agreements and, to a lesser extent, to higher foreign borrowings and time deposits. These expansions more than offset the drop in borrowings from domestic institutions and in mortgage finance bonds.

The quarterly 1.2% contraction in total liabilities was principally attributable to the fall in interest bearing liabilities which more than offset the increase in non-interest bearing liabilities.

The Bank’s funding structure improved in terms of ratio of average interest bearing liabilities to average interest earning assets from 72.9% in 2Q03 to 71.8% in 2Q04.

Funding
(in millions of Chilean pesos)	June 03	March 04	June 04	% Change 12-months	% change 2Q04/1Q04

Non-interest Bearing Liabilities
Current Accounts	1,158,648	1,276,980	1,351,803	16.7%	5.9%
Bankers drafts and other deposits	941,548	791 ,755	735,016	(21.9)%	(7.2)%
Other Liabilities	753,415	751,796	830,322	10.2%	10.4%
Total	2,853,611	2,820,531	2,917,141	2.2%	3.4%
Interest Bearing Liabilities
Savings & Time Deposits	3,569,041	3,784,726	3,650,572	2.3%	(3.5)%
Central Bank Borrowings	3,208	2,594	2,299	(28.3)%	(11.4)%
Repurchase agreements	297,113	439,762	471,540	58.7%	7.2%
Mortgage Finance Bonds	1,055,065	998,532	975,051	(7.6)%	(2.4)%
Subordinated Bonds	278,190	270,365	267,233	(3.9)%	(1.2)%
Other Bonds	3,927	3,001	2,749	(30.0)%	(8.4)%
Borrowings from Domestic Finane. Inst.	88,399	52,395	3,446	(96.1)%	(93.4)%
Foreign Borrowings	517,005	664,580	634,881	22.8%	(4.5)%
Other Obligations	37,667	42,890	42,224	12.1%	(1.6)%
Total	5,849,615	6,258,845	6,049,995	3.4%	(3.3)%

Total Liabilities	8,703,226	9,079,376	8,967,136	3.0%	(1.2)%

2004 Second Quarter Results

INVESTMENT PORTFOLIO

During the second quarter of 2004, the Bank’s investment portfolio increased by 2.4% totaling Ch$1,999,872 million, which represents a 20.9% of the Bank’s total assets, being Chilean Central Bank Securities 75% of the total portfolio.

At June 30, 2004, the investment portfolio was comprised principally by:

The Bank during 2Q04 continued reducing its exposure in peso denominated instrument, maintaining at the same time its exposure in instruments denominated in UF, expecting higher levels of inflation compared to the negative figures recorded in 1Q04. Also in the context where no further decreases in interest rates are expected the Bank has changed the composition of its investment portfolio by reducing its duration. Accordingly and also in order to comply with technical reserve requirements3 as a result of the 5% growth in average demand deposits during such period the Bank increased its exposure in short-term Central Bank securities (PDBC).

_______________
[3]

Technical reserve applies to demand deposits, checking accounts, or obligations payable on sight, and time deposits with maturity within the following 10 days, to the extent their aggregate amount exceeds 2.5 times the amount of a bank’s capital and reserves.

SHAREHOLDERS’ EQUITY

As of June 30, 2004, the Bank’s Shareholder Equity totaled Ch$599,368 million (US$941 million), a 6.2% decrease compared to the 2Q03 mainly due to a drop in capital and reserves, which more than offset the higher net income recorded during year 2004.

It is worth mentioning that the drop experienced by capital and reserves was mainly a consequence of the Bank’s tender offer for the repurchase of common stocks. As long as the shares are held by the Bank, the value of the 1,701,994,590 repurchased shares which amounted to Ch$52,762 million must be deducted from the basic capital.

At the end of June 2004, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) was 12.1%, and Basic Capital to Total Assets was 5.36%, both well above the minimum requirements applicable to Banco de Chile of 10% and 3%, respectively.

Shareholders’ Equity
(in millions of Chilean pesos)	June 03	March 04	June 04	% Change 12-months

Capital and Reserves	565,172	565,041	511,840	(9.4)%
Accumulated adjustment for translation differences [4]	6,523	4,798	5,023	(23.0)%
Unrealized gain (loss) on permanent financial invest. [5]	363	315	124	(65.8)%
Net ncome	66,890	38,388	82,381	23.2%

Total Shareholders' equity	638,948	608,542	599,368	(6.2)%

[4]	Represents the effect of the variation in the exchange rate on investments abroad that exceed the restatement of these investments according to the change in the consumer price index.
[5]

Financial investments traded on a secondary market are shown adjusted to market value, following specific instructions from the Superintendency of Banks and Financial Institutions. These instructions state that such adjustments should be recognized against income, except in the case of the permanent portfolio, when an equity account, "Unrealized gains (losses) on permanent financial investments", may be directly charged or credited.

2004 Second Quarter Results

BANCO DE CHILE CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2004 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change

	2Q03	1Q04	2Q04	2Q04	2Q04-2Q03	2Q04-1Q04	Jun.03	Dec03	Jun.04	Jun.04	Jun 04-Jun 03
	MCh$	MCh$	MCh$	MUS$			MCh$	MCh$	MCh$	MUS$
Interest revenue and expense
Interest revenue	134,953	115,338	162,812	255.8	20.6%	41.2%	275,486	432,134	276,670	434.6	0.4%
Interest expense	(70,197)	(31,314)	(64,269)	(101.0)	(8.4) %	105.2%	(122,888)	(205,868)	(95,181)	(149.5)	(22.5) %
Net interest revenue	64,756	84,024	98,543	154.8	52.2%	17.3%	152,598	226,266	181,489	285.1	18.9%

Income from services, net
Income from fees and other services	33,650	39,365	38,449	60.4	14.3%	(2.3) %	62,652	138,187	77,309	121.4	23.4%
Other services expenses	(9,482)	(9,770)	(9,716)	(15.3)	2.5%	(0.6) %	(17,880)	(41,566)	(19,361)	(30.4)	8.3%
Income from services, net	24,168	29,595	28,733	45.1	18.9%	(2.9) %	44,772	96,621	57,948	91.0	29.4%

Other operating income, net
Gains on Financial instruments, net	3,016	5,462	1,081	1.7	(64.2) %	(80.2) %	8,756	5,373	6,473	10.2	(26.1) %
Foreign exchange transacions, net	20,502	(11,231)	(6,673)	(10.5)	n/a	(40.6) %	8,070	91,789	(17,760)	(27.9)	n/a
Total other operating income, net	23,518	(5,769)	(5,592)	(8.8)	n/a	(3.1) %	16,826	97,162	(11,287)	(17.7)	n/a

Operating Revenues	112,442	107,850	121,684	191.1	8.2%	12.8%	214,196	420,049	228,150	358.4	6.5%

Provision for loan losses	(17,022)	(14,658)	(18,648)	(29.3)	9.6%	27.2%	(30,422)	(60,550)	(33,118)	(52.0)	8.9%

Other income and expenses
Recovery of loans previously charged-off	5,938	6,178	8,130	12.8	36.9%	31.6%	10,320	25,594	14,229	22.4	37.9%
Non-operating income	1,205	1,427	1,112	1.7	(7.7) %	(22.1) %	2,064	5,340	2,521	4.0	22.1%
Non-operating expenses	(2,357)	(4,238)	(3,368)	(5.3)	42.9%	(20.5) %	(5,916)	(15,739)	(7,553)	(11.9)	27.7%
Participation in earnings of equity investments	(1,640)	(52)	224	0.4	n/a	n/a	(2,197)	(1,230)	173	0.3	n/a
Total other income and expenses	3,146	3,315	6,098	9.6	93.8%	84.0%	4,271	13,965	9,370	14.8	119.4%

Operating expenses
Personnel salaries and expenses	(29,811)	(31,847)	(31,847)	(50.0)	6.8%	0.0%	(58,938)	(126,201)	(63,285)	(99.4)	7.4%
Administrative and other expenses	(21,671)	(20,394)	(19,630)	(30.8)	(9.4) %	(3.7) %	(41,459)	(80,490)	(39,762)	(62.5)	(4.1) %
Depreciation and amortization	(4,591)	(3,778)	(3,906)	(6.1)	(14.9) %	3.4%	(9,093)	(17,093)	(7,636)	(12.0)	(16.0) %
Total operating expenses	(56,073)	(56,019)	(55,383)	(86.9)	(1.2) %	(1.1) %	(109,490)	(223,784)	(110,683)	(173.9)	1.1%

Loss from price-level restatement	(2,041)	2,630	(4,505)	(7.1)	120.7%	n/a	(4,272)	(4,068)	(1,909)	(3.0)	(55.3) %
Minority interest in consolidated subsidiaries	(1)	(1)	0	0.0	n/a	n/a	(1)	(2)	(1)	0.0	0.0%
Income before income taxes	40,451	43,117	49,246	77.4	21.7%	14.2%	74,282	145,610	91,809	144.3	23.6%
Income taxes	(4,964)	(4,729)	(4,760)	(7.5)	(4.1) %	0.7%	(7,392)	(14,013)	(9,428)	(14.8)	27.5%
Net income	35,487	38,388	44,486	69.9	25.4%	15.9%	66,890	131,597	82,381	129.5	23.2%

The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of June 30, 2004, unless otherwise stated. Therefore, all growth rates are in real terms.
All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$636.59 for US$1.00 as of June 30, 2004. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2004 Second Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2004 and millions of US dollars (MUS$))

ASSETS	Dec 02	Jun 03	Dec 03	Mar 04	Jun 04	Jun 04	% Change

	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$	Jun 04- Jun 03	Jun 04-Dec 03	Jun 04-Mar 04
Cash and due from banks
Noninterest bearing	608,509	1,009,310	649,231	818,764	593,731	932.7	(41.2%)	(8.5%)	(27.5%)
Interbank bearing	80,143	49,360	214,458	192,555	73,847	116.0	49.6%	(65.6%)	(61.6%)
Total cash and due from ban ks	688,652	1,058,670	863,689	1,011,319	667,578	1,048.7	(36.9%)	(22.7%)	(34.0%)

Financial investments
Government securities	885,069	1,057,156	1,018,331	1,043,939	1,110,686	1,744.7	5.1%	9.1%	6.4%
Investments purchase under agreements to resell	32,759	37,710	29,897	22,949	48,995	77.0	29.9%	63.9%	113.5%
Investment collateral under agreements to repurchase	281,455	269,846	421,276	435,833	464,498	729.7	72.1%	10.3%	6.6%
Other investments	428,525	478,201	462,150	451,085	375,693	590.2	(21.4%)	(18.7%)	(16.7%)
Total financial investments	1,627,808	1,842,913	1,931,654	1,953,806	1,999,872	3,141.6	8.5%	3.5%	2.4%

Loans, Net
Commercial loans	2,666,561	2,671,230	2,663,262	2,674,445	2,632,581	4,135.4	(1.4%)	(1.2%)	(1.6%)
Consumer loans	534,991	517,661	593,394	624,253	637,235	1,001.0	23.1%	7.4%	2.1%
Mortgage loans	1,208,737	1,169,790	1,137,054	1,094,077	1,031,097	1,619.7	(11.9%)	(9.3%)	(5.8%)
Foreign Trade loans	622,730	686,946	663,546	635,547	703,318	1,104.8	2.4%	6.0%	10.7%
Interbank loans	55,809	24,100	13,329	52,352	51,620	81.1	114.2%	287.3%	(1.4%)
Lease contracts	253,597	270,447	271,108	285,618	306,129	480.9	13.2%	12.9%	7.2%
0ther outstanding loans	394,262	375,714	444,460	514,740	595,876	936.0	58.6%	34.1%	15.8%
Past due loans	147,557	145,680	106,347	108,465	96,149	151.0	(34.0%)	(9.6%)	(11.4%)
Contingent loans	388,669	409,626	412,889	443,310	492,297	773.3	20.2%	19.2%	11.1%
Total loans	6,272,913	6,271,194	6,305,389	6,432,807	6,546,302	10,283.2	4.4%	3.8%	1.8%
Allowances	(219,948)	(206,210)	(180,826)	(180,045)	(160,736)	(252.5)	(22.1%)	(11.1%)	(10.7%)
Total loans, net	6,052,965	6,064,984	6,124,563	6,252,762	6,385,566	10,030.7	5.3%	4.3%	2.1%

Other assets
Assets received in lieu of payment	19,340	19,424	15,752	16,392	16,549	26.0	(14.8%)	5.1%	1.0%
Bank premises and equipment	141,862	133,414	128,777	128,614	127,037	199.6	(4.8%)	(1.4%)	(1.2%)
Investments in other companies	4,863	3,447	5,338	4,978	4,851	7.6	40.7%	(9.1%)	(2.6%)
Other	213,716	219,327	254,129	320,051	365,052	573.5	66.4%	43.6%	14.1%
Total other assets	379,781	375,612	403,996	470,035	513,489	806.7	36.7%	27.1%	9.2%

Total assets	8,749,206	9,342,179	9,323,902	9,687,922	9,566,505	15,027.7	2.4%	2.6%	(1.3%)

2004 Second Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2004 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 02	Jun 03	Dec 03	Mar 04	Jun 04	Jun 04	% Change

	MCh$	MCh$	MCh$	MCh$	MCh$	MUS$	Jun 04-Jun 03	Jun 04-Dec 03	Jun 04-Mar 04
Deposits
Current accounts	1,091,568	1,158,648	1,237,700	1,276,980	1,351,803	2,123.5	16.7%	9.2%	5.9%
Bankers drafls and other deposits	578,913	941,548	668,759	791,755	735,016	1,154.6	(21.9%)	9.9%	(7.2%)
Saving accounts and time deposits	3,560,685	3,569,041	3,449,915	3,784,726	3,650,572	5,734.6	2.3%	5.8%	(3.5%)
Total deposits	5,231,166	5,669,237	5,356,374	5,853,461	5,737,391	9,012.7	1.2%	7.1%	(2.0%)

Borrowings
Central Bank borrowings	3,831	3,208	28,104	2,594	2,299	3.6	(28.3%)	(91.8%)	(11.4%)
Securities sold under agreements to repurchase	281,677	297,113	430,155	439,762	471,540	740.7	58.7%	9.6%	7.2%
Mortgage finance bonds	1,103,640	1,055,065	1,022,568	998,532	975,051	1,531.7	(7.6%)	(4.6%)	(2.4%)
Other bonds	4,676	3,927	3,152	3,001	2,749	4.3	(30.0%)	(12.8%)	(8.4%)
Subordinated bonds	282,674	278,190	273,367	270,365	267,233	419.8	(3.9%)	(2.2%)	(1.2%)
Borrowings from domestic financial institutions	51,401	88,399	50,281	52,395	3,446	5.4	(96.1%)	(93.1%)	(93.4%)
Foreign borrowings	519,571	517,005	723,713	664,580	634,881	997.3	22.8%	(12.3%)	(4.5%)
Other obligations	78,158	37,667	60,077	42,890	42,224	66.4	12.1%	(29.7%)	(1.6%)
Total borrowings	2,325,628	2,280,574	2,591,417	2,474,119	2,399,423	3,769.2	5.2%	(7.4%)	(3.0%)

Other liabilities
Contingent liabilities	387,880	409,675	412,915	443,442	493,511	775.2	20.5%	19.5%	11.3%
Other	175,121	343,740	261,950	308,354	336,811	529.1	(2.0%)	28.6%	9.2%
Total other liabilities	563,001	753,415	674,865	751,796	830,322	1,304.3	10.2%	23.0%	10.4%

Minority interest in consolidated subsidiaries	3	5	5	4	1	0.0	(80.0%)	(80.0%)	(75.0%)

Shareholders' equity
Capita1 and Reserves	575,821	572,058	569,644	570,154	516,987	812.1	(9.6%)	(9.2%)	(9.3%)
Net income for the year	53,587	66,890	131,597	38,388	82,381	129.4	23.2%	(37.4%)	114.6%
Total shareholders' equity	629,408	638,948	701,241	608,542	599,368	941.5	(6.2%)	(14.5%)	(1.5%)
Total liabilities & shareholders' equity	8,749,206	9,342,179	9,323,902	9,687,922	9,566,505	15,027.7	2.4%	2.6%	(1.3%)

2004 Second Quarter Results

BANCO DE CHILE SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended

	2Q03	1Q04	2Q04	Jun. 03	Dec. 03	Jun. 04
Earnings per Share
Net income per Share (Ch$) (1)	0.52	0.56	0.67	0.98	1.93	1.24
Net income per ADS (Ch$) (1)	312.76	338.32	402.12	589.52	1,159.79	744.66
Net income per ADS (US$) (2)	0.45	0.54	0.63	0.85	1.93	1.17
Book value per Share (Ch$) (1)	9.39	8.93	9.03	9.39	10.30	9.03
Shares outstanding (Millions)	68,080	68,080	66,378	68,080	68,080	66,378

Profitability Ratios (3)(4)
Net Interest Margin	3.12%	4.04%	4.57%	3.72%	2.75%	4.32%
Net Financial Margin	4.10%	3.50%	4.26%	3.92%	3.86%	3.89%
Fees / Avg. Interest Earnings Assets	1.16%	1.42%	1.33%	1.09%	1.17%	1.38%
Other Operating Revenues / Avg. Interest Earnings Assets	1.13%	-0.28%	-0.26%	0.41%	1.18%	-0.27%
Operating Revenues / Avg. Interest Earnings Assets	5.41%	5.19%	5.65%	5.22%	5.10%	5.43%
Return on Average Total Assets	1.56%	1.63%	1.84%	1.49%	1.45%	1.74%
Return on Average Shareholders' Equity	22.43%	21.84%	29.48%	21.20%	20.01%	25.40%

Capital Ratios
Shareholders Equity / Total Assets	6.84%	6.28%	6.27%	6.84%	7.52%	6.27%
Basic capital / total assets	6.10%	5.84%	5.36%	6.10%	6.08%	5.36%
Basic Capital / Risk-Adjusted Assets	9.41%	9.02%	8.05%	9.41%	9.20%	8.05%
Total Capital Risk-Adjusted Assets	13.61%	13.21%	12.10%	13.61%	13.22%	12.10%

Credit Quality Ratios
Past Due Loans / Total Loans	2.32%	1.69%	1.47%	2.32%	1.69%	1.47%
Allowance for loan losses / past due loans	141.55%	165.99%	167.17%	141.55%	170.03%	167.17%
Allowance for Loans Losses / Total Loans	3.29%	2.80%	2.46%	3.29%	2.87%	2.46%
Provision for Loan Losses / Avg.Loans (4)	1.07%	0.92%	1.13%	0.97%	0.96%	1.03%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	49.87%	51.94%	45.51%	51.12%	53.28%	48.51%
Operating Expenses / Average Total Assets (3)	2.47%	2.38%	2.29%	2.44%	2.46%	2.33%
Loans per employee (million Ch$) (1)	706	708	713	706	691	713

Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	8,308,715	8,309,320	8,616,260	8,204,697	8,240,113	8,409,472
Avg. Assets (million Ch$)	9,090,370	9,404,785	9,687,830	8,965,986	9,106,143	9,485,960
Avg. Shareholders Equity (million Ch$)	632,980	702,927	603,626	631,082	657,604	648,766
Avg. Loans	6,338,372	6,393,513	6,588,513	6,301,420	6,325,690	6,449,988
Avg. Interest Bearing Liabilities (million Ch$)	6,056,646	6,004,650	6,189,986	5,985,798	6,011,531	6,058,788

Other Data
Inflation Rate	-0.48%	0.25%	1.33%	1.59%	1.07%	1.58%
Exchange rate (Ch$)	697.23	623.21	636.59	697.23	599.42	636.59
Employees	8,886	9,080	9,187	8,886	9,130	9,187

Notes
(1)	These figures were expressed in constant Chilean pesos as of June 30, 2004.
(2)	These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3)	The ratios were calculated as an average of daily balances.
(4)	Annualized data.

2004 Second Quarter Results

CONTACTS:	Ricardo Morales (56-2) 637 3519 rmorales@bancochile.cl

Jacqueline Barrio (56-2) 637 2938 jbarrio@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

  unexpected developments in certain existing litigation;

  increased costs;

  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2004

Banco de Chile

By:	/S/ Pablo Granifo Lavín
Pablo Granifo Lavín Chief Executive Officer